Filed by Visa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

Month XX, 2007

Name

Title

Institution

Street Address

Town/City, Country, Postal Code

Visa BID

Visa License Country

Re:	Visa Restructuring Update: Member Solicitation

Dear [INSERT NAME]:	CONTROL NUMBER: _______

In June 2007, Visa Inc. initially filed a proxy statement-prospectus with the U.S. Securities and Exchange Commission (SEC). We are pleased to inform you that the SEC has now cleared comments on Visa Inc.’s proxy statement-prospectus. This is a critical step in our effort to restructure the organization as it allows us to begin obtaining member approval for a series of transactions through which Visa International, Visa USA, Visa Canada and Inovant will become subsidiaries of Visa Inc., a single, global company.

Today, we are sending you this solicitation packet that includes a proxy card and two copies of the proxy statement-prospectus. As a Visa International member entitled to consent, we encourage you to read the enclosed proxy statement-prospectus carefully as it contains important information about the proposed restructuring.

Visa is pursuing an aggressive timeline for obtaining member approval and plans to complete the restructuring as soon as the necessary approvals and regulatory conditions are met. After you have considered the restructuring and equity incentive plan proposals, please submit your proxy to consent by 11:59 p.m. Eastern Daylight Time on September 25, 2007. Detailed information on how to submit your proxy is provided on the reverse of this letter.

Our boards of directors believe that as a single, global company, Visa Inc. will be positioned to serve you better and compete more effectively across our regions.

As always, if you have any questions, please contact your Visa account representative.

Sincerely,

Joseph W. Saunders
Chairman and Chief Executive Officer
Visa Inc.

SUBMIT YOUR PROXY

Please make sure you submit your response as soon as possible; your proxy needs to be received no later than 11:59 PM Eastern Daylight Time on September 25, 2007.

By Web

•	www.dfking.com/visa

By Phone

Language	Phone Number
English	+ 1 646 378 4852

Português	+ 1 646 378 4857

Español	+ 1 646 378 4859

+ 1 646 378 4855

+ 1 646 378 4854

+ 1 646 378 4856

Le français	+ 1 646 378 4853

+ 1 646 378 4858

+ 1 646 378 4851

In writing

•	E-MAIL: visa@dfking.com

•	FAX: + 1 212 709 3298

•	MAIL: D. F. King & Co., Inc., 48 Wall Street, New York, NY 10005

This communication is being made in respect of the proposed restructuring. In connection with the proposed restructuring, Visa has filed documents regarding the proposed restructuring with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. We urge members to read the definitive proxy statement-prospectus regarding the proposed restructuring and any other relevant documents carefully and in their entirety as they contain important information about the proposed restructuring. The definitive proxy statement-prospectus has been mailed to eligible members of Visa International, Visa USA and Visa Canada. You may obtain copies of any of these documents filed with the SEC that contain information about the proposed restructuring free of charge at the Web site maintained by the SEC at www.sec.gov or from D. F. King & Co.,Inc., 48 Wall Street, New York, NY 10005.